--------------------------------------------------------------------------------



                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                             SEC File Number 0-14692
                            CUSIP Number 379338-20-5

                              NOTICE OF LATE FILING
                                  (Check One):


                   [X] Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                         [ ] Form 10-QSB [ ] Form N-SAR
                       For Period Ended: December 31, 1999


--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

--------------------------------------------------------------------------------
Part I--Registrant Information
--------------------------------------------------------------------------------
  Full Name of Registrant:   Global MAINTECH Corporation

  Former Name if Applicable: Mirror Technologies Inc.

  Former Name if Applicable: Computer Aided Time Share Inc.

  Address of Principal Executive Office (Street and Number):

            7578 Market Place Drive
            Eden Prairie, Minnesota  55344


--------------------------------------------------------------------------------
Part II--Rules 12b-25(b) and (c)
--------------------------------------------------------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)


--------------------------------------------------------------------------------

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
Part III--Narrative
--------------------------------------------------------------------------------
State below in reasonable detail the reasons why form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-KSB within the prescribed time period because of the diversion of the Registrant's financial management resources to efforts surrounding negotiations, finalization of approvals, and administrative matters related to sales, proposed sales, and proposed settlements with respect to the disposition of certain assets and operations including the Registrant's Breece Hill Technologies subsidiary, Magnum Technologies business, and operations related to the assets and licenses purchased from Infinite Graphics Incorporated.

--------------------------------------------------------------------------------
Part IV--Other Information
--------------------------------------------------------------------------------
     (1) Name and telephone number of person to contact in regard to this notification

                                  James Geiser
                                 (612) 944-0400

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

--------------------------------------------------------------------------------

     If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the sale of the Registrant's Magnum Technologies business, the proposed settlement with respect to the assets and licenses purchased from Infinite Graphics Incorporated, the proposed sale of the Registrant's Breece Hill Technologies subsidiary, and a re-evaluation of the recoverability of certain tangible and intangible assets during the fourth quarter of 1999, the Registrant anticipates a charge of between $10 million to $12 million in December 1999 related to these items. In addition, the Registrant anticipates other operating losses, exclusive of the items above, of $9 million to $11 million in the fourth quarter of 1999, approximately $5 million to $6 million of which are related to compensation paid to third parties through grants of equity instruments. Based upon the September 30, 1999 year-to-date net loss of $7.4 million and upon consideration of the items above, the Registrant anticipates the fiscal year 1999 net loss to be between $26 million and $30 million.


                           Global MAINTECH Corporation
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2000                   /s/ James Geiser
      --------------                   -------------------------------------
                                       James Geiser, Chief Financial Officer